SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 000-21571

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc.
Monster Worldwide, Inc. 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Independent auditors’ report
Financial statements:
Statements of net assets available for benefits
Statements of changes in net assets available for benefits
Notes to financial statements

Supplemental schedules:
Schedule of assets held for investment purposes at end of year

Signature

INDEPENDENT AUDITORS’ REPORT

To the Trustee of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, for the year ended December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, NY
June 23, 2004

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003		2002
Assets
Investments at fair value:
Mutual Funds
Amcent: 20th Century International Growth	$4,604,605	*	$6,920,973	*
AIM Mid Cap Core Equity Fund	311,116		—
Jensen Portfolio	2,291,963		—
Oakmark Equity Income Fund	2,399,851		2,131,841
Oakmark Fund	11,758,692	*	11,938,070	*
PIMCO Total Return Fund	2,953,274		—
Schwab S&P 500 Investor SHS	10,337,415	*	15,118,663	*
Third Avenue Value Fund	7,644,277	*	9,005,253	*
Strong Corporate Bond Fund	—		5,510,483	*
White Oak Growth Fund	—		5,753,384	*
Common/collective trusts:
Schwab Stable Value Fund	9,993,548	*	17,438,924	*
Schwab Managed Retirement Funds	509,748		—
Securities:
Hudson Highland Group Stock Fund	1,227,713		—
Monster Worldwide 401(k) Equity Unit Fund**	17,159,137	*	7,805,028	*
Participant loans	896,346		1,878,070
Personal Choice Retirement Accounts	267,712		4,503,281	*
Total investments	72,355,397		88,003,970

Cash	—		303
Receivables:
Participants’ contributions	271,211		349,015
Employers’ contributions	2,107,100		3,509,447
Employer qualified non-elective contribution receivable	5,952		—
Interest on loans and dividends	8,754		5,417
Amounts due from employer	—		3,215
Total receivables	2,393,017		3,867,094
Total assets	74,748,414		91,871,367

Liabilities
Amounts due to participants	—		517,679
Accrued expenses	80,532		230,320
Net assets available for benefits	$74,667,883		$91,123,368

*  Represents 5% or more of the net assets available for benefits.

**  Includes $12,070,569 and $4,613,687 of non-participant directed investments as of December 31, 2003 and 2002, respectively (see Note 4).

See accompanying notes.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
Additions:
Investment income:
Interest, capital gains and dividends	$756,063	$925,239
Contributions:
Participants	10,208,560	15,698,690
Employer	2,131,155	3,659,451
	12,339,715	19,358,141
Rollovers in participant balances	307,008	1,816,781
Assets transferred into Plan	2,788,948	16,442,648
Net appreciation in fair value of investments	20,554,751	—
Total additions	36,746,485	38,542,809

Deductions:
Net depreciation in fair value of investments	—	30,408,258
Assets transferred out of Plan	42,796,030	—
Benefits paid to participants	10,056,964	15,801,641
Administrative expenses	348,967	556,670
Total deductions	53,121,133	46,766,569

Net decrease	(16,455,485)	(8,223,760)
Net assets available for benefits, beginning of year	91,123,368	99,347,128
Net assets available for benefits, end of year	$74,667,883	$91,123,368

See accompanying notes.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).

General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 2% of employees’ salaries within limits established by ERISA. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. Eligible employees may enter the Plan after completion of three months of service, with certain exceptions for employees of entities acquired by Monster Worldwide. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Previous Amendments to the Plan

From 1992 through 2002 there were amendments to the Plan affecting vesting, eligibility, employee coverage, compensation and the source of matching funds. In addition, certain amendments conformed retirement plans of previously acquired companies to the Monster Worldwide Plan. The description of the Plan has been modified to include these restatements and amendments.

Plan Amendments During 2003

Effective January 1, 2003, the Plan was amended to incorporate terms and provisions of the model amendment issued by the Internal Revenue Service in connection with the final regulations concerning the minimum distribution requirements. As of April 1, 2003, the Plan was amended and restated, primarily to reflect the spin-off of the eResourcing and Executive Search divisions of Monster Worldwide to form Hudson Highland Group, Inc. (“HH Group”), a new publicly traded corporation. The spin-off was effected by way of a pro-rata tax free dividend (the “Distribution”) of the common stock of HH Group to holders of Monster Worldwide common stock on March 31, 2003. In the Distribution, Monster Worldwide’s stockholders received one share of HH Group common stock for every 13 1/3 shares of Monster Worldwide common stock owned. Participants with account balances invested in the Monster Worldwide Stock Fund received an allocation of the HH Group stock distributed to the Plan. Subsequent to the spin-off,

HH Group established the Hudson Highland, Inc. 401(k) plan. On April 25, 2003, net assets available for benefits relating to employees of HH group were transferred to the Hudson Highland Group 401(k) plan in a trust-to-trust transfer.

The Plan, as amended and restated reflects the allocation of the HH Group common stock distributed to the Plan’s Trust on the effective date of the spin-off to eligible participants’ accounts. Participants with account balances invested in the Monster Worldwide Stock Fund received an allocation of the HH Group stock distributed to the Plan in the spin-off. The HH Group stock is held in a grandfathered stock fund established in the Plan; participants may transfer out of the grandfathered fund but may not invest new contributions in, or make transfers into the grandfathered account.

The Plan, as amended and restated, also reflects the tax-free trust-to-trust transfer of the account balances of the then current and former eResourcing and Executive Search employees (together with certain then current Monster Worldwide corporate employees) to the new tax-qualified 401(k) savings plan established by HH Group. This transfer occurred on April 25, 2003 and was completed in accordance with all applicable federal law requirements.

Effective May 1, 2003, the Plan was amended to reflect the name change of Monster Worldwide, Inc., and recognize service with an entity acquired by Monster Worldwide and preserved distribution provisions of the acquired plan.  Effective April 1, 2003, the Plan was amended to allow a participant to terminate their salary reduction agreement by giving written notice to the Plan Administrator.  Effective September 30, 2003, the Plan was amended to allow eligible participants to make catch-up contributions in accordance with, and subject to the limitations of the Internal Revenue Service.  Effective October 1, 2003, the Plan was amended to recognize service with an entity acquired by Monster Worldwide, and also recognize eligibility and vesting provisions of the acquired plan.

Plan Amendments Subsequent to December 31, 2003

Effective January 1, 2004, the Plan was amended to (a) eliminate the 90-day eligibility waiting period, (b) permit participant contributions of up to 30% (subject to all applicable legal requirements), (c) provide for matching contributions to be funded on a quarterly basis, and (d) permit  participants with at least two years of service to redirect all or a portion of their   holdings in employer securities that were received through the employer’s matching contribution to any other alternative investments in the fund.

Contributions

Through December 31, 2003, participating employees were given the option to make elective contributions of up to 15% of their compensation, as defined, subject to the limit of Internal Revenue Code Section 402(g) ($12,000 for 2003 and $11,000 for 2002).  Participating employers make matching contributions equal to the elective contributions, but not more than 2% of each contributing employee’s eligible compensation. The employer’s matching contribution is made by purchasing units in the Monster Worldwide 401(k) Equity Unit Fund (“Monster Worldwide Stock Fund”), which in turn, purchases shares of the corporation’s common stock and, to a lesser extent, an amount of short-term investments. For the 2003 Plan year (the calendar year), a participating employee who made an elective contribution was only eligible for an employer matching contribution if the employee is employed by the employer on the last day of such year or if the employee retired, died or incurred a disability during the Plan year. The Plan also provides for the employer to make additional matching contributions on behalf of non-highly compensated employees as necessary to satisfy applicable discrimination requirements. The employer may make discretionary non-elective contributions, which are allocated, in the same ratio as each participant’s compensation bears to the total compensation of all participants for the Plan year.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices, which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the individual’s investment balances.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay the Plan expenses and any excess may be applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion and forfeits the non-vested portion of the matching contribution in their account. If a terminated participant resumes employment with the employer within five years of their termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested accounts totaled $207,270, and $387,063 at December 31, 2003 and 2002, respectively. Forfeitures in the amount of $530,128 and $326,669 were used to pay the Plan expenses during the years ended December 31, 2003 and 2002, respectively.

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s severance date. Vesting starts with the completion of a period of service of two years, at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with a period of service of five or more years, except for merging plans, as defined. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Monster Worldwide, Inc. 401(k) Savings Plan.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. The portion of a participant’s vested account attributable to benefits from a merged plan, however, is subject to specific rules, including a withdrawal of all or a portion of the participant’s account after the attainment of age 59 1/2. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Participant Loans

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, for employees, will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts. The Employer’s Stock Fund (employer matching contribution) may not be used as a source for participant loans.

Administrative Expenses

The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Employer’s Stock Fund.

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclasifications of prior year amounts have been made for consistant presentation.

3.  Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,554,751 in 2003 and depreciated in value by $30,408,258 in 2002, as follows:

	December 31,
	2003	2002

Mutual funds	$8,719,221	$(15,013,045)
Common/collective funds	563,016	730,646
Securities	11,130,811	(15,477,282)
Personal Choice Retirement Accounts	141,703	(648,577)
Total	$20,554,751	$(30,408,258)

As a result of acquisitions, the Plan sponsor merged into the Plan, the retirement plans of two entities in 2003, and twelve entities in 2002.  The plans merged in 2003 and 2003 had total assets of $2,788,948 and $16,442,648, respectively.

During 2003, the Plan sponsor transferred total assets of $42,796,030 out of the Plan for the account balances of the employees of HH Group.

4.  Non-participant directed investments

Through December 31, 2003, Plan participants did not have the option to re-direct employer matching contributions, which are made by issuing shares of Monster Worldwide’s common stock.  As a result, non-participant directed investments included in the Plan’s net assets as of December 31, 2003 and 2002 totaled $12,070,569 and $4,613,687, respectively.  Changes in the non-participant directed investments are as follows:

Year Ended December 31, 2003

Contributions	$3,527,549
Net transfers out	(2,545,303)
Forfietures, withdrawls and other	(1,387,320)
Net appreciation	7,861,956
Change in non-participant directed investments	$7,456,882

5.  Income Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated November 4, 2003, that the Plan, as amended and restated through August 1, 2001, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (“IRC”). However, the favorable determination letter does not cover the 12 amendments that were adopted after the determination letter was submitted. Although the Plan has been amended and restated into an individually designed document since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has requested a new determination letter. Certain issues (as disclosed in Notes 7 and 8) have been identified that will require corrections; the Plan Administrator is currently addressing such issues and expects them to be resolved with no effect on the Plan’s tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

7.  Termination

Although it has not expressed any intent to do so, Monster Worldwide has the right in accordance with the Plan document to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested.  Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

8.  Amounts Due to Participants and Amounts Due From Employer

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met.  As of December 31, 2003, the Plan has recorded a contribution receivable of $5,952 due from the employer, as a result of non-discrimination testing related to the 2003 plan year.  As of December 31, 2002, the Plan has recorded an amount payable to its participants of $517,679 as a result of non-discrimination testing related to the 2002 plan year.

At December 31, 2002, the Plan had amounts due from employer of $3,215 for interest due on late remittances (see Note 9).

9.  Nonexempt Transactions With Party-in-Interest

During the Plan year ended December 31, 2002, employee withholdings totaling $59,162 were not remitted within the appropriate time period.  All remittances were made within the appropriate time period in 2003.  The 2002 transactions constituted prohibited transactions as defined by ERISA. Management filed the appropriate tax filings with the Internal Revenue Service regarding these transactions. During 2003 and 2002, the employer remitted $3,215 and $340,924, respectively, related to prior year corrective contributions and accrued $3,215 for interest on late remittances in the 2002 period.

10.  Supplemental Information

During the period from January 1, 2003 to December 31, 2003, the Plan had no lease commitments, obligations or leases in default as defined by ERISA.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 13-3906555                        Plan No. 002

December 31, 2003
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
	Mutual funds:
	Amcent: 20th Century International Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$4,604,605
	AIM Mid Cap Core Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	311,116
	Jensen Portfolio	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,291,963
	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,399,851
	Oakmark Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,758,692
	PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,953,274
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	10,337,415
	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	7,644,277
	Common/collective trusts:
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,993,548
*	Schwab Managed Retirement Funds	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	509,748
	Securities:
	Hudson Highland Group Stock Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,227,713
*	Monster Worldwide 401(k) Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	16,998,423	17,159,137
*	Participant loans	Generally 5 years, at the prevailing interest rate as determined by the Plan’s Administrator, collateralized by participant’s account balance.	—	896,346
	Personal Choice Retirement	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	267,712
	Total		$16,998,423	$72,355,397

*              A party-in-interest as defined by ERISA.

**           The cost of participant-directed investments is not required to be disclosed.

Financial Statements and Exhibits

(A)

Financial Statements:

Financial Statements of Monster Worldwide, Inc. 401(k) Savings Plan for the years ended December 31, 2003 and 2002

(B)

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide 401(k) Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE 401(k) SAVINGS PLAN
June 28, 2004	By:	/s/ ANDREW J. MCKELVEY
Andrew J. McKelvey
Chief Executive Officer, Monster Worldwide, Inc